UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TUBEMOGUL, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

898570106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898570106

(1)	Names of reporting persons Brett Wilson
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of	(5) Sole voting power 0
shares beneficially owned by	(6) Shared voting power 0
each reporting person	(7) Sole dispositive power 1,989,423
with:	(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,989,423
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.54%
(12)	Type of reporting person (see instructions) IN

Item 1.
(a) Name of Issuer: TubeMogul, Inc.
(b) Address of Issuer’s Principal Executive Offices: 1250 53rd Street, Suite 2, Emeryville, CA 94608

Item 2.
(a) Name of Person Filing: Brett Wilson
(b) Address of Principal Business Office or, if none, Residence: 1250 53rd Street, Suite 2, Emeryville, CA 94608
(c) Place of Organization or Citizenship: United States
(d) Title of Class of Securities: Common Stock, $0.001 par value per share
(e) CUSIP Number: 898570106

Item 3.
Not applicable.

Item 4.	Ownership:
(a) Amount beneficially owned as of December 31, 2015: 1,989,423*

* Consists of (i) 1,364,250 shares held of record by Mr. Wilson, (ii) 569,173 shares subject to options exercisable within 60 days of December 31, 2015, (iii) 55,500 shares held of record by his children and (iv) 500 shares held of record by his niece and nephew.

(b) Percent of class: 5.54%
The percentage is calculated based on 35,343,643 outstanding shares as of December 31, 2015, plus an additional 569,173 shares to reflect the shares shown in Item 4(a)(ii).
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,989,423
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,989,423
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

/s/ BRETT WILSON
Brett Wilson